EXHIBIT 99.1

Alio Gold Provides Notice of Release of First Quarter 2019 Results

VANCOUVER, British Columbia, April 16, 2019 (GLOBE NEWSWIRE) -- Alio Gold Inc (TSX, NYSE AMERICAN: ALO) (“Alio Gold” or the “Company”), today announced that it will release its first quarter 2019 results on Wednesday, May 8, 2019, before the market opens.

About Alio Gold

Alio Gold is a growth oriented gold mining company, focused on exploration, development and production in Mexico and the USA. Its principal assets include its 100%-owned and operating San Francisco Mine in Sonora, Mexico, its 100%-owned and operating Florida Canyon Mine in Nevada, USA, and its 100%-owned development stage Ana Paula Project in Guerrero, Mexico. The Company also has a portfolio of other exploration properties located in Mexico and the USA.

Source: ALO

For further information, please contact:
Lynette Gould
Vice President, Investor Relations
604-638-8976
lynette.gould@aliogold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.